Exhibit 99.1

13 September 2022
Tremor International Ltd
("Tremor" or the "Company")

Tremor International Announces Closing of Strategic Amobee Acquisition

Combination creates one of the largest CTV and video end-to-end platforms in the market

Expected to accelerate Tremor’s global growth, enhance and expand its technology capabilities, and generate cross selling opportunities across a significantly wider customer base

Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data, and Connected TV (“CTV”) advertising, offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces the closing of its previously announced acquisition of Amobee, a leading global advertising platform (the “Acquisition”).

“We are pleased to complete the strategic Acquisition of Amobee, which we anticipate will increase our global market presence, significantly enhance and expand our technology capabilities, add new linear TV capabilities and cross selling opportunities, and enrich our growth and competitive positioning within the industry,” said Ofer Druker, Chief Executive Officer of Tremor International. “We appreciate the ongoing support of all our stakeholders as we begin integrating Amobee into our operational strategy and technology offering. We will prioritize capitalizing on growth opportunities created through the Acquisition, while working to quickly realize cost synergies and efficiencies, and remain committed to unlocking long-term value for our shareholders.”

Acquisition Highlights

•	Expected to generate accretive Contribution ex-TAC and adjusted EBITDA within first twelve months.

•	Expands Tremor’s global market presence and creates one of the largest CTV and video end-to-end platforms and offerings in the market.

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Significantly enhances Tremor’s technology offering and footprint across core growth drivers including self-service DSP, performance, CTV, and data, while adding new insight tools and linear TV capabilities, and unlocking strong potential cross selling opportunities.

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Substantially expands Tremor’s US and international reach as Amobee serves over 500 global customers and maintains strong relationships with some of the world’s leading media partners, while having limited overlap with Tremor’s pre-existing customer base.

•	Enhances Tremor’s talent base with additional highly experienced industry experts.

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Tremor reiterates its expectation to achieve run-rate operating cost synergies of approximately $50 million on a combined pro forma basis following completion of the integration, with meaningful synergies expected by the end of 2022 and the majority expected by the end of 2023.

Transaction and Financing Details

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The Acquisition consideration of $239 million, as adjusted, was funded through a combination of existing cash resources, and approximately $100 million from a new $180 million secured credit facility. The new credit facility consists of a $90 million secured Term Loan A drawn at closing, and a $90 million Revolving Credit Facility, of which $10 million was drawn at closing. The remaining $80 million capacity on the Revolving Credit Facility will provide the Company with ample liquidity, which may be utilized for future strategic investments and initiatives alongside existing surplus cash resources.

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For the twelve months ended June 30, 2022, Amobee generated preliminary unaudited Contribution ex-TAC of approximately $150 million, excluding the results from Amobee’s Email Marketing Platform, which was not part of the Acquisition.

•	Tremor will discuss additional details about the Acquisition and Q3 2022 results for both entities on its Q3 2022 earnings conference call.

Updated Combined Company Financial Guidance

•	Full year 2022 Contribution ex-TAC of approximately $330 million

•	Full year 2022 Adjusted EBITDA of approximately $160 million

•	Full year 2023 Contribution ex-TAC of approximately $500 million

•	Full year 2023 Adjusted EBITDA of approximately $200 million

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd. Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Tremor PR Contact: Caroline Smith VP, Communications, Tremor International	csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the potential benefits of the Acquisition, including future financial and operating results, plans, objectives, expectations and intentions, and long-term value for our shareholders; cost synergies and the timing thereof; and guidance and anticipated financial results for full year 2022 and 2023. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against the Company, Amobee or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the Acquisition on the market price of the capital stock of the Company and on the Company’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the Acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political, regulatory or world health conditions (including new or ongoing effects of the COVID-19 pandemic); future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments. Tremor cautions you not to place undue reliance on these forward-looking statements. A further description of risks and uncertainties related to the Company can be found in its most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC and Adjusted EBITDA, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. We have not provided a reconciliation of forward-looking, non-IFRS financial measures to IFRS financial measures. These forward-looking, non-IFRS financial measures cannot be reconciled to the closest IFRS measure without unreasonable effort because of the unpredictability of these amounts and timing of events affecting the items that we exclude from non-IFRS measures. The items that are being excluded from non-IFRS guidance are difficult to predict and a reconciliation or a range of results could lead to disclosure that would be imprecise or potentially misleading. Material changes to any one of the exclusions could have a significant effect on our guidance and future IFRS results.

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Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

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Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.